Exhibit 99.2
PRESS RELEASE
Crossing the Arctic Ocean in an Airship:
Jean-Louis Etienne Returns to the North Pole for the Total Pole Airship Expedition
Paris, January 11, 2007 — Spitzbergen, the North Pole and Alaska are all names that spark the imagination of people drawn by the lure of the Far North and the ice pack. Today this fascinating world is under threat. As part of the Fourth International Polar Year, Jean-Louis Etienne* will follow this route as he flies over the Arctic Ocean in an airship.
The international team embarking on this exceptional adventure has one critical assignment—providing the scientific community with the first measurements of the thickness of the sea ice that covers the Arctic Ocean. The measurements will serve as a baseline for monitoring the impact of our lifestyles on the climate.
As on his past expeditions, Jean-Louis Etienne will be sharing his experiences: “This undertaking has a scientific and educational component. The expedition will provide us with invaluable data concerning the situation in the Arctic and its influence on the global climate balance. It will also draw attention to threats to this unique environment and enable us to secure the future together,” he explains.
The project will stretch over more than three years from start to finish. Construction of the airship began in Russia in October 2006. An expedition to calibrate the EM-Bird electromagnetic measurement device developed by researchers at Germany’s Alfred Wegener Institut (AWI) is scheduled for April of this year. The airship will be delivered later this spring, when test flights will be conducted. After that, the airship will be transported to France for training flights until it departs for the North Pole in March 2008. The measurement survey will be conducted in April and May 2008.
To carry out this remarkable undertaking, Jean-Louis Etienne has teamed up with Total**, a global energy producer and provider with a strong stake in various aspects of climate change and a powerful commitment to the future of energy. Supported by the French Research Ministry in partnership with the French Education Ministry, the expedition is sponsored by UNESCO. The scientific program is being conducted in cooperation with the AWI, France’s national weather bureau Météo France, Mercator Ocean, Damoclès, the French National Geographic Institute (IGN), the Paris Earth Physics Institute (IPGP) and the French Atomic Energy Commission’s Information Technology Electronics Laboratory (CEA/LETI). Partners such as Air Liquide, Saft and Gore-Tex are providing technical expertise. The Cité des Sciences et de l’Industrie scientific and cultural center in Paris will host related educational events for children and adults.
Media Contacts:
Septième Continent: Coralie Jugan – +33 (0)6 12 97 78 63 – coralie@jeanlouisetienne.com
Total: Isabelle Cabrol – +33 (0)1 47 44 64 24 – isabelle.cabrol@total.com

*	A qualified physician and member of the French Polar Environment Cross-Departmental Committee, Jean-Louis Etienne has taken part in a number of expeditions to the Himalayas, Greenland, Patagonia, and the Arctic and Antarctic over the past 30 years. In 1986, he became the first man to successfully reach the North Pole solo, after hauling his own sled for 63 days. In 1989-1990, he co-led the international Trans-Antarctic expedition. From 1990 to 1996, he made a number of expeditions onboard the polar vessel Antarctica. During his most recent Arctic venture, the Polar Ice Cap Mission in spring 2002, Dr. Etienne spent three months navigating through the sea ice at the North Pole. This was followed by a brief tropical interlude in 2004-2005, when he headed a team of 40 researchers studying France’s Clipperton Atoll in the Pacific. More information is available at www.jeanlouisetienne.com.

**	Total, a leading energy industry player, has a strong stake in various aspects of climate change. In addition to pursuing initiatives to reduce the environmental footprint of its activities and products, Total participates actively in public debate on climate change and takes part in research to better understand the phenomenon. Total is delighted to support Jean-Louis Etienne’s Arctic expedition in order to enhance knowledge of Arctic regions.